SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
A PUBLICLY HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of BRASKEM S.A. are hereby called to attend the Extraordinary General Meeting, which will be held on December 22, 2008, at 11:00 a.m., at the Company’s headquarters located at Rua Eteno, 1.561, Pólo Petroquímico, Municipality of Camaçari, State of Bahia, in order to deliberate on the following Agenda: 01) approval of the proposal for cancellation of 6,251,744 common shares, 10,389,665 class “A” preferred shares, and 209,248 class “B” preferred shares of the Company theretofore kept in treasury, without changing the corporate capital; and 02) approval of the change in the main paragraph of article 4 of the Company’s Bylaws in order to reflect the alteration of the number of shares resulting from cancellation of the treasury shares.

Camaçari/BA, December 04, 2008.

Marcelo Bahia Odebrecht
Chairman of the Board of Directors

Warning:

In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in both internal and external areas of the headquarters, the shareholders, as well as their legal representatives, are requested to arrive at the Meeting convened herein at least 30 minutes before the time the Meeting is scheduled to begin, seeking to assure compliance with the basic instructions training procedures of SSMA in effect at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.